UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K/A

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 22, 2004

                                  ------------

                                 AKZO NOBEL N.V.
                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands
                   (Address of principal executive offices)

                                   0 - 017444
                            (Commission file number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on October 19, 2004

       Report for the 3rd quarter of 2004



Key figures

3rd quarter             Millions of euros (EUR)         January-September
---------------------   ------------------------------  ------------------------------
 2004  2003*    Ch. %                                     2004         2003*      Ch. %
-----  -----    -----                                    -----         -----      -----
  213    178       20   Net income excl. nonrec. items     605           543         11
 0.75   0.62            - per share, in EUR               2.12          1.90

  521    178      193   Net income                         766           497         54
 1.82   0.62            - per share, in EUR               2.68          1.74

                        Sales
  801    877       (9)  Pharma                           2,430         2,649         (8)
1,381  1,323        4   Coatings                         4,009         3,996          -
1,033  1,087 (5)/5***   Chemicals                        3,298         3,395    (3)/-***
  (30)   (33)           Other                              (89)         (100)
-----  -----                                             -----         -----
3,185  3,254       (2)  Total                            9,648         9,940         (3)
=====  =====                                             =====         =====
                        Operating income** (EBIT)
  131    120        9   Pharma                             403           407         (1)
  137    125       10   Coatings                           365           332         10
   80     76  5/36***   Chemicals                          266           252     6/18***
  (19)   (17)           Other                              (78)          (85)
-----  -----                                             -----         -----
  329    304        8   Total                              956           906          6
=====  =====                                             =====         =====

 10.3    9.3            Return on sales**, in %            9.9           9.1

 12.2    6.6            Interest coverage                 10.1           7.1

                        Gearing                           0.46      1.09****
                                                                   0.92*****

                        Number of employees             62,990    65,240****
                                                                 64,580*****

Operational performance clearly up; significant net nonrecurring profit
-    Pharma - cost savings contributing
-    Coatings - clearly up due to growth and acquisitions
-    Chemicals - substantially up
-    Net nonrecurring profit of EUR 308 million - mainly from divestments
-    Further settlement in Remeron (R) court cases
-    Divestment program at Chemicals - nearing completion
-    Strong financial position
-    Interim dividend unchanged - EUR 0.30
- Outlook - net income, excluding nonrecurring items and special benefits, around 2003 level

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  Continued operations.
**** At September 30.
*****At December 31.
                                  1

       Report for the 3rd quarter of 2004


CONDENSED CONSOLIDATED STATEMENT OF INCOME
3rd quarter              Millions of euros                                       January-September
----------------------   ----------------------------------------------------    --------------------
  2004     2003  Ch. %                                                           2004    2003   Ch. %
 -----    -----  -----                                                          -----   -----   -----
 3,185    3,254     (2)  Sales                                                  9,648   9,940      (3)
(2,856)  (2,950)         Operating costs                                       (8,692) (9,034)
------   ------                                                                 -----  ------
   329      304      8   Operating income* (EBIT)                                 956     906       6
   (27)     (46)         Financing charges                                        (95)   (128)
------   ------                                                                 -----  ------
   302      258          Operating income* less financing charges                 861     778
   (87)     (79)         Taxes                                                   (251)   (236)
------   ------                                                                 -----  ------
   215      179     20   Earnings* of consolidated companies, after taxes         610     542      13
     7       10          Earnings* from nonconsolidated companies                  23      30
------   ------                                                                 -----  ------
   222      189          Earnings* before minority interest                       633     572
    (9)     (11)         Minority interest                                        (28)    (29)
------   ------                                                                 -----  ------
   213      178     20   Net income excluding nonrecurring items                  605     543      11


   308                   Nonrecurring items, after taxes and minority interest    161     (46)
------   ------                                                                 -----  ------
   521      178    193   Net income                                               766     497      54
======   ======                                                                 =====  ======

  10.3      9.3          Return on sales*, in %                                   9.9     9.1
  12.2      6.6          Interest coverage                                       10.1     7.1

                         Net income excl. nonrecurring items per share, in EUR
  0.75     0.62          - basic                                                 2.12    1.90
  0.74     0.62          - diluted                                               2.11    1.90

                         Net income per share, in EUR
  1.82     0.62          - basic                                                 2.68    1.74
  1.82     0.62          - diluted                                               2.67    1.74

   475      461      3   EBITDA                                                 1,414   1,392       2

   138      123          Capital expenditures                                     379     380
   132      145          Depreciation                                             419     451

*Excluding nonrecurring items.

  Report for the 3rd quarter of 2004



Operational performance clearly up; significant net nonrecurring profit
Net income excluding nonrecurring items in the third quarter rose 20% to EUR 213 million. Net income* per share was EUR 0.75 (2003: EUR 0.62). All three groups turned in an improved performance. Including a net nonrecurring profit of EUR 308 million, mainly as a result of divestments, third-quarter net income was EUR 521 million (2003: EUR 178 million).

For the first nine months of 2004, net income excluding nonrecurring items amounted to EUR 605 million, up 11% on 2003. Taking into account net nonrecurring profits of EUR 161 million, net income was up 54% to EUR 766 million.

Autonomous sales growth of 2%
Third-quarter sales of EUR 3.2 billion were somewhat below last year. Autonomous growth at Coatings and Chemicals was more than offset by lower Pharma volumes, negative currency translation effects, and divestments. Sales developed as follows:

                                                       Currency       Acquisitions/
In %             Total          Volume    Price        translation    divestments
---------------- ----------    -------    -----------  ------------   -----------------
          Pharma        (9)        (6)         (1)           (2)                -
        Coatings         4          3           1            (2)                2
       Chemicals        (5)         3           3            (2)               (9)
      Akzo Nobel        (2)         1           1            (2)               (2)

Operating income - up 8%
Operating income of EUR 329 million was up 8% on last year. All three groups achieved improved operational performance and benefited from lower pension charges. Currency translation had a decreasing negative effect. Return on sales was 10.3%, against 9.3% in the third quarter of 2003. Earnings developed as follows:


                                                            Change from 3rd quarter of 2003
                   Operating        --------------------------------------------------------------------
                   income* for 3rd             Operational                  Currency      Lower pension
Millions of euros  quarter of 2004  Total      performance    Divestments   translation   charges
-----------------  ---------------  ---------  -------------  ------------- ------------- --------------
          Pharma              131        11             11              -            (3)              3
        Coatings              137        12             13              -            (4)              3
       Chemicals               80         4             17            (16)            -               3
         Other**              (19)       (2)            (5)                           -               3
                   ---------------  ---------  -------------  ------------- ------------- --------------
      Akzo Nobel               329       25             36            (16)           (7)             12

*    Excluding nonrecurring items.
** "Other" mainly comprises pension costs related to former employees of divested operations and results of the (intermediate) holding companies and the captive insurance companies.

  Report for the 3rd quarter of 2004


Currency translation effects were mainly caused by the weaker U.S. dollar and various Asian currencies.

Financing charges decreased substantially as a result of significantly reduced net borrowings due to the proceeds from divestments and lower foreign currency exchange rates. Interest coverage in the third quarter jumped to 12.2 (2003:
6.6).

The effective tax rate decreased from 31% to 29%, reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies decreased from EUR 10 million to EUR 7 million, mainly attributable to Eka Polymer Latex and the divested Catalysts joint ventures.

Workforce - down 1,910 from restructurings
At September 30, 2004, the Company had 62,990 employees, compared with 64,580 at year-end 2003. Restructurings at all three groups caused a reduction of 1,910. Acquisitions and divestments on balance resulted in a decrease of 690. Growth of certain businesses caused a workforce expansion of 1,010. Developments were as follows:

               September 30,                    Acquisitions/   Other        December 31,
               2004            Restructurings   divestments     changes      2003
-------------  --------------  ---------------  --------------  ----------   --------------
       Pharma          19,680           (1,130)            (60)        190           20,680
     Coatings          29,310             (420)            610         780           28,340
    Chemicals          12,890             (320)         (1,240)         40           14,410
        Other           1,110              (40)                                       1,150
               --------------  ---------------  --------------  ----------   --------------
   Akzo Nobel          62,990           (1,910)           (690)      1,010           64,580


Nonrecurring items
In the third quarter of 2004, the Company registered a net nonrecurring profit of EUR 308 million, which breaks down as follows:

Millions of euros
------------------------------------  ---------------
                 Gain on divestments              458
             Remeron (R) court cases              (58)
Restructuring and impairment charges              (42)
                                      ---------------
                               Gross              358
                               Taxes              (42)
           Nonconsolidated companies               (8)
                                      ---------------
                               Total              308

  Report for the 3rd quarter of 2004


The gain on divestments primarily relates to the sale of Catalysts and Phosphorus Chemicals in July 2004*

Restructuring and impairment charges pertain to the closure of the chlorine production in Bohus, Sweden, and restructurings at Polymer Chemicals, mainly in Germany.

The charge for the Remeron (R) court cases in the United States mainly concerns the settlements and legal fees to resolve alleged claims brought by state attorneys general and by a class of consumers and third party payers (the "indirect purchaser class"). The latter settlement is still subject to certain conditions. The charge also relates to claims brought by nine large chain store and grocery store pharmacies having opted out of a class of direct purchasers. This class action brought by direct purchasers remains pending in the Federal District Court of New Jersey, for which no provision has been recognized**.

The loss for nonconsolidated companies predominantly relates to antitrust cases of Flexsys.

Divestment program at Chemicals - nearing completion
In September 2003, the Company announced its plan to sell Catalysts, Coating Resins, and Phosphorus Chemicals from its Chemicals portfolio in order to strengthen the balance sheet and to create more financial room to maneuver. In the mean time, Catalysts and Phosphorus Chemicals have been divested. Early in October 2004, the agreement for the sale of the Ultra Violet/Electron Beam (UV/EB) Resins activities, part of the Coating Resins business, was announced. Recently, Nuplex Industries Limited, New Zealand, made an offer of EUR 110 million, for the other (major) part of the Coating Resins business, free of cash and debt. Completion of this transaction is foreseen in the last quarter of 2004. At closing the total divestment program will have generated some EUR 1 billion.

Interim dividend unchanged - EUR 0.30
Akzo Nobel will declare an interim dividend for 2004 of EUR 0.30 per common share, unchanged from last year. Starting October 20, 2004, Akzo Nobel shares will trade ex-dividend. The interim dividend will be made payable on November 1, 2004.

Outlook - net income, excluding nonrecurring items and special benefits, around 2003 level
The Company has turned in a clearly improved performance in the first three quarters of 2004. However, we are facing steeply increasing raw material and energy prices and there are increasing uncertainties due to softening macroeconomic conditions. In addition, we do not expect that Pharma will be able to match its very strong fourth quarter of 2003, also in view of the developments at Diosynth.

Taking all this into account, we now expect that full-year net income, excluding nonrecurring items, will be around the 2003 level. The special benefit in 2003 from the asenapine cooperation of EUR 70 million, after taxes, is excluded in this comparison.

* It should be noted that no final settlement has been reached yet for these divestments, so that the amounts recognized at this moment are best estimates and could change at a later stage, once the final settlement has been reached.
** Reference is made to the disclosures on pages 98 and 99 in the Akzo Nobel Annual Report 2003.

  Report for the 3rd quarter of 2004



Pharma - cost savings contributing

3rd quarter             Millions of euros          January-September
---------------------   -------------------------  ---------------------------
 2004    2003     Ch. %                                2004       2003   Ch. %
-----  ------  ------                              --------    -------  ------
                         Sales
  492     551            Organon                      1,501      1,691
  252     258            Intervet                       763        754
   85     114            Diosynth                       283        345
  (28)    (46)           Intragroup sales/other        (117)      (141)
-----  ------                                      --------    --------
  801     877     (9)    Total                        2,430      2,649      (8)

  131     120      9     Operating income* (EBIT)       403        407      (1)

 16.4    13.7            Return on sales*, in %        16.6       15.4

 31.0    31.2            S&D expenses as % of sales    31.8       32.0

 15.8    16.1            R&D expenses as % of sales    15.5       16.3

  174     164      6     EBITDA                         532        536      (1)

   33      35            Capital expenditures           111        145

                         Invested capital             2,484    2,506**

                         Number of employees         19,680   20,680**

*  Excluding nonrecurring items.
** At December 31.


-  Sales down - due to lower volumes at Organon and Diosynth and currencies
-  Organon
   -  cost saving programs - successful
   - Remeron(R)- major decline due to generic competition in U.S.; still holding up in rest of world
   -  HT products - sales under pressure
   -  contraceptives - NuvaRing (R) continuous growth
- Diosynth - severely suffering from overcapacity; restructurings progressing well
-  Integration of Organon and Diosynth announced
-  Intervet - improved performance

  Report for the 3rd quarter of 2004


Sales in the third quarter decreased 9% to EUR 0.8 billion, due to generic competition in the United States for Remeron (R) weaker key currencies, and lower sales for HT products. The Company is actively pursuing restructuring and cost saving measures, which are now clearly paying off. Including incidental benefits of some EUR 15 million, operating income rose 9% to EUR 131 million. Return on sales was 16.4% (2003: 13.7%). In the first nine months of 2004, the workforce was reduced by 1,130 due to restructuring.

The main products in Organon (Human Healthcare) developed as follows:

                                                      Autonomous growth relative to, in %
                              Sales                   -----------------------------------
Millions of euros             3rd quarter 2004      3rd quarter 2003     2nd quarter 2004
                              --------------------  ----------------     ----------------
         Remeron (R) in U.S.                    10               (74)                 (32)
Remeron (R) in rest of world                    77                (2)                  (2)
              Contraceptives                   132                 4                    -
     - of which NuvaRing (R)                    23               100                   21
   Puregon (R)/Follistim (R)                    70                (3)                  (3)
                  Livial (R)                    39               (20)                  (2)

In the United States, the effects of the generic competition for antidepressants Remeron (R) and Remeron (R) SolTab (R) have virtually bottomed out. In the rest of the world, Remeron volumes were somewhat below the third quarter of 2003 and the second quarter of 2004, but on balance still holding up. Sales for contraceptives were up, as NuvaRing (R) (contraceptive ring) continues to grow. The launch of Follistim (R)-AQ (TM) cartridge in the United States is progressing well. Livial (R) sales were impacted by the ongoing discussions about the results of studies on hormone therapies.

Diosynth (active pharmaceutical ingredients) is severely suffering from overcapacity in the industry and lower (captive) demand, with performance around break-even level. The earlier announced restructuring program affecting 350 jobs is nearly completed.

Akzo Nobel intends to integrate Organon and Diosynth into one human healthcare business unit. The new organization will leverage its combined know-how, technologies, people, and facilities to capitalize on market opportunities. The integration will also reduce complexity and thus support the strategy of partnerships in development and marketing and sales. In addition, it will allow the Company to combine biotechnology activities into one platform. A new biotechnology research facility in Cambridge, Massachusetts, United States, will also be created.

Akzo Nobel will invest EUR 60 million in Oss, the Netherlands, to build a state-of-the-art parenteral production facility.

Akzo Nobel's animal healthcare activities Intervet turned in an improved performance, especially in Europe. Business in Asia remains somewhat under pressure from the impact of avian influenza.

  Report for the 3rd quarter of 2004


Coatings - clearly up due to growth and acquisitions

3rd quarter                   Millions of euros                January-September
----------------------------  -------------------------------  ----------------------------
   2004      2003*     Ch. %                                    2004        2003*     Ch. %
--------  --------  --------                                   ------   ---------  --------
                              Sales
    538       516             Decorative Coatings              1,510       1,468
    420       379             Industrial activities            1,201       1,114
    225       223             Car Refinishes/Nobilas             678         669
    216       209             Marine & Protective Coatings       662         627
    (18)       (4)            Intragroup sales/other             (42)        (11)
--------  --------                                            ------   ---------
  1,381     1,323          4  Total continued operations       4,009       3,867         4
                              Impregnated papers                             129
--------  --------                                            ------   ---------
  1,381     1,323          4  Total                            4,009       3,996         -

    137       125         10  Operating income** (EBIT)          365         332        10

    9.9       9.4             Return on sales**, in %            9.1         8.3

    170       159          7  EBITDA                             467         442         6

     33        25             Capital expenditures                83          73

                              Invested capital                 2,193    2,043***
                              Number of employees             29,310   28,340***

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31.


-    Autonomous growth 4% - mainly Asia Pacific and United States
-    Steep increase of raw material prices - pressure on margins
-    Decorative Coatings - improved performance from cost savings
-    Marine & Protective and industrial activities - still going strong
-    Car Refinishes - major worldwide restructuring set in motion
-    Capital expenditures focused on high-growth markets
-    Various bolt-on acquisitions to improve distribution in Europe

  Report for the 3rd quarter of 2004


In the third quarter, sales grew 4% to EUR 1.4 billion. Autonomous sales growth was 4%, mainly attributable to volume growth. The negative currency impact was 2%, while acquisitions, mainly relating to the German coatings distributor Timpe & Mock, added 2%.

Operating income rose 10% to EUR 137 million. Return on sales was 9.9% (2003:
9.4%). The contributions from cost savings, acquisitions, and lower pension charges more than offset the negative impact of higher raw material prices and weaker currencies. Raw material prices are now steeply increasing.

Marine & Protective Coatings, Industrial Finishes, and Powder Coatings improved further, albeit that they are increasingly affected by higher raw material costs. The performance of Decorative Coatings improved, mainly due to cost savings. Car Refinishes' earnings are under pressure. To address this situation, a major worldwide restructuring program at this business unit, affecting 600 jobs, has been set in motion.

The restructuring programs continue to make good progress, resulting in a workforce reduction of 420 during January-September 2004. In high-growth areas, such as Asia and Eastern Europe, the workforce was expanded by 780.

Capital expenditures of EUR 33 million (115% of depreciation) were up compared to last year's level. Expenditures are especially directed toward participation in the high-growth markets in Asia and Eastern Europe.

Akzo Nobel has signed an agreement to take a 30%-stake in one of the leading German decorative paint distributors, Peters, while this company will take over the Akzo Nobel owned distributors Beissel and Kerstin. As a result, Akzo Nobel will have access to 17 additional outlets in the western part of Germany and improve its position in this strategic market.

Akzo Nobel has agreed to divest part of its liquid coatings activities in the agricultural and construction equipment (ACE) segment to BASF. In a separate deal, Akzo Nobel will acquire BASF Coatings' Wood Construction business (joinery).
                                  9

  Report for the 3rd quarter of 2004



Chemicals -substantially up

3rd quarter                   Millions of euros                              January-September
----------------------------  -------------------------------                ----------------------------
    2004     2003*     Ch. %                                                     2004       2003*     Ch. %
--------  --------  --------                                                 --------   ---------  --------
                              Sales
     243      241             Pulp & Paper Chemicals                              721         761
     213      210             Surface Chemistry                                   660         665
     153      144             Functional Chemicals                                463         461
     142      134             Base Chemicals                                      421         411
     125      119             Polymer Chemicals                                   366         371
      77       71             Resins                                              227         217
      64       58             Salt                                                199         200
      45       41             Energy                                              131         127
     (66)     (65)            Intragroup sales/other                             (210)       (225)
--------  -------                                                           ---------  ----------
     996      953          5  Total continued operations                        2,978       2,988         -

      37      134             Divested operations                                 320         407
--------  -------                                                           ---------  ----------
   1,033    1,087         (5) Total                                             3,298       3,395        (3)

      76       56         36  Operating income** continued operations             232         197        18
       4       20             Divested operations                                  34          55
--------  -------                                                           ---------  ----------
      80       76          5  Total operating income** (EBIT)                     266         252         6

                              Return on sales** continued operations,
     7.6      5.9             in %                                                7.8         6.6

     7.7      7.0             Return on sales**, in %                             8.1         7.4

     148      153  (3)/11***  EBITDA                                              487         492  (1)/4***

      69       60             Capital expenditures                                181         153

                              Invested capital                                  2,206   2,604****

                              Number of employees                              12,890  14,410****

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  Continued operations.
**** At December 31.

-  Continued operations - autonomous growth 8%; operating income up 36%
-  All units benefiting from improved business climate
-  Cost saving programs paying off
-  Increasing raw material and energy prices - increasing pressure on margins
-  Divestment program - nearing completion

  Report for the 3rd quarter of 2004


For the continued operations, third-quarter sales of EUR 1.0 billion were 5% higher than last year. Autonomous growth was 8%; volumes and prices were both up 4% from last year. Currency translation had a negative effect of 3%.

Operating income jumped 36%, from EUR 56 million to EUR 76 million. Return on sales was 7.6% (2003: 5.9%). The contributions from autonomous growth and cost savings as well as lower pension costs more than offset the negative effects of higher raw material and energy prices.

Almost all units turned in improved performances, benefiting from the restructuring and cost saving programs as well as from growth of their activities. This especially goes for Polymer Chemicals, Functional Chemicals, and Base Chemicals.

The restructuring programs are progressing well and resulted in a workforce decrease of 320 in the first nine months of 2004, while divestments resulted in a reduction of 1,240.

Capital expenditures were up to EUR 69 million, equivalent to 110% of depreciation. The increase in expenditures primarily relates to major investment projects in Brazil and the Netherlands.

At the end of July 2004, Catalysts and Phosphorus Chemicals were divested.

Early in October 2004, Akzo Nobel announced that it had signed an agreement to sell its Ultra Violet/Electron Beam (UV/EB) Resins activities, part of the Coating Resins business. The transaction is expected to be closed in the final quarter of 2004.

Recently, Akzo Nobel announced that it had received an offer of EUR 110 million from Nuplex Industries Limited, New Zealand, for the other (major) part of the Coating Resins business, free of cash and debt. Completion of this transaction is foreseen in the last quarter of 2004.

This transaction would complete the major divestment program in Chemicals, which was initiated in 2003 to strengthen the Company's balance sheet and to create more financial room to maneuver. The program will, at closing, have generated some EUR 1 billion.

  Report for the 3rd quarter of 2004


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Millions of euros                                        January-September
------------------------------------------------------   -----------------    -------------------
                                                            2004                  2003
                                                         -----------------    -------------------
               Total earnings before minority interest       794                   535
                         Depreciation and amortization       458                   486
                                                         -------              --------
                                             Cash flow     1,252                 1,021

                           Pre-tax gain on divestments      (458)
                            Changes in working capital       (36)                 (118)
                                           Impairments        39                    5
Changes in provisions, deferred tax assets and accrued
                                 prepaid pension costs       (24)                  (18)
          Retained income of nonconsolidated companies       (11)                  (22)
                                         Other changes        (5)                    -
                                                         -------              --------
                       Net cash provided by operations                 757                    868

                                  Capital expenditures      (379)                 (380)
                                          Acquisitions       (57)                  (89)
                             Proceeds from divestments       870                   159
                  Repayments nonconsolidated companies        84                    88
                                         Other changes       (12)                    5
                                                         -------              --------

 Net cash generated by/(used for) investing activities                 506                   (217)
                                        Dividends paid                (273)                  (271)
                                                                    ------                 ------
                                         Funds balance                 990                    380

 Net cash (used for)/generated by financing activities                (164)                   204
      Effect of exchange rate changes on cash and cash
                                           equivalents                   6                    (14)
                                                                    ------                 ------
                   Change in cash and cash equivalents                 832                    570
                                                                    ------                 ------


  Report for the 3rd quarter of 2004


Funds balance of EUR 1.0 billion - mainly proceeds from divestments
The funds balance for January-September 2004 was EUR 1.0 billion (2003: EUR 0.4 billion).

Cash flow from operations decreased from EUR 0.9 billion to EUR 0.8 billion in 2004, mainly due to higher payments for restructurings. The seasonal increase of working capital was lower than last year.

Capital expenditures of EUR 379 million (90% of depreciation) were virtually unchanged from last year.

Proceeds from divestments primarily concern the sale of Catalysts and Phosphorus Chemicals.
                                  13

  Report for the 3rd quarter of 2004


CONDENSED CONDOLIDATED BALANCE SHEET
Millions of euros                                September 30, 2004    December 31, 2003
-----------------------------------------------  --------------------  -------------------
                              Intangible assets*                  598                  590
                   Property, plant and equipment                3,663                3,967
                             Deferred tax assets                  423                  429
Deferred tax asset for minimum pension liability                  364                  361
               Other financial noncurrent assets                  985                1,076

                                     Inventories                2,100                2,133
                                     Receivables                3,071                2,671
                       Cash and cash equivalents                1,559                  727
                                                 --------------------  -------------------
                                           Total               12,763               11,954
                                                 --------------------  -------------------

                            Capital and reserves                3,877                3,326
                       Minimum pension liability                 (834)                (824)
                                                 --------------------  -------------------

            Akzo Nobel N.V. shareholders' equity                3,043                2,502
                               Minority interest                  144                  140
                                                 --------------------  -------------------
                                          Equity                3,187                2,642

                                      Provisions                2,520                2,581
         Provision for minimum pension liability                1,356                1,342
                            Long-term borrowings                2,737                2,717
                           Short-term borrowings                  282                  441
                             Current liabilities                2,681                2,231
                                                 --------------------  -------------------
                                           Total               12,763               11,954
                                                 --------------------  -------------------

                                         Gearing                 0.46                 0.92

          Shareholders' equity per share, in EUR                10.65                 8.76
       Number of shares outstanding, in millions                285.8                285.7

* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 166 million at September 30, 2004, and of EUR 165 million at December 31, 2003.

  Report for the 3rd quarter of 2004


CHANGES IN EQUITY
                                               Minimum       Share-
                               Capital and     pension       holders'      Minority
Millions of euros              reserves        liability     equity        interest       Equity
-----------------------------  ------------    -----------   -----------   ------------   ----------
 Balance at December 31, 2003        3,326            (824)        2,502            140        2,642

                       Income          766                           766             28          794

                     Dividend         (257)                         (257)           (16)        (273)

    Changes in exchange rates           42             (10)           32              2           34

 Changes in minority interest
              in subsidiaries                                                       (10)         (10)
                               -----------     -----------  ------------   ------------   ----------
Balance at September 30, 2004        3,877            (834)        3,043            144        3,187
                               -----------     -----------  ------------   ------------   ----------


Strong financial position
Invested capital at September 30, 2004, amounted to EUR 7.7 billion, EUR 0.4 billion lower than at December 31, 2003, mainly due to the divestments of Catalysts and Phosphorus Chemicals.

Equity was up EUR 0.5 billion, because January-September income more than offset dividends paid. Net interest-bearing borrowings were down EUR 1.0 billion. Gearing improved strongly to 0.46 (December 31, 2003: 0.92; September 30, 2003: 1.09).


Arnhem, October 19, 2004                 The Board of Management

  Report for the 3rd quarter of 2004


The final results for 2004 will be published on February 4, 2005.

Note
The data in this report are unaudited.

(R) or (TM) indicates trademarks in one or more countries.

The 2003 comparative figures for Coatings and Chemicals have been adjusted for a minor regrouping of activities between these two segments.

Unless indicated otherwise, discussions in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to law suits and antitrust cases, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company's website www.akzonobel.com.


* Pursuant to the U.S. Private Securities Litigation Reform Act 1995



Additional Information                              Akzo Nobel N.V.
The explanatory sheets used by the CFO during       Velperweg 76
the press conference can be viewed on Akzo          P.O. Box 9300
Nobel's Internet site at:                           6800 SB Arnhem
www.akzonobel.com/news/presentations.asp            The Netherlands
                                                    Tel.    + 31 26 366 4433
                                                    Fax     + 31 26 366 3250
                                                    E-mail  ACC@akzonobel.com
                                                    Internetwww.akzonobel.com

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

                                 Akzo Nobel N.V.

Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance

Dated    :  December 22, 2004